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EXHIBIT 11—STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES

	Year Ended 9/30/99	Year Ended 9/30/98	Year Ended 9/30/97
Basic
Average shares outstanding	6,129,225	6,273,756	6,244,797
Net income	$(1,614,387)	$198,862	$325,979

Basic Earnings per Share	$(0.26)	$0.03	$0.05

Diluted
Average shares outstanding	6,129,225	6,273,756	6,224,797
Net effect of dilutive stock options and Grants—based on the treasury stock Method	—	16,116	70,276

Diluted shares outstanding	6,129,225	6,289,872	6,295,073

Net income	$(1,614,387)	$198,862	$325,979

Diluted Earnings per Share	$(0.26)	$0.03	$0.05

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EXHIBIT 11—STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS CHECK TECHNOLOGY CORPORATION AND SUBSIDIARIES